

October 29, 2021

<u>VIA E-MAIL</u>

Michael D. Barolsky, Vice President and Secretary
ETF Series Solutions
U.S. Bank Global Fund Services
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202

Re: ETF Series Solutions Bitwise Bitcoin Strategy Fund
          485APOS
          File Nos. 333-179562; 811-22668

Dear Mr. Barolsky:

On September 14, 2021, ETF Series Solutions filed a post-effective amendment to Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") to offer shares of the Bitwise Bitcoin Strategy Fund (the "Fund" or the "ETF"). We have reviewed the post-effective amendment and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.

General

1.   We note that substantial portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on any exhibits added.

Fees and Expenses, page 3

2.   Please provide the staff a completed fee table and expense example at least one week before effectiveness.

3.   Please confirm that the ETF will have no "Other Expenses" (including, for example, with respect to any Subsidiary related expenses), or update this estimate along with the remainder of the placeholders in this section.

4.   Disclosure refers to investments in money market funds. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f) of Form N-A, if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the ETF, it will include a line item in the Fee Table for AFFE.

Principal Investment Strategy

5.   Page 3. The first sentence of this section states that the Fund seeks "to provide capital appreciation, primarily through exchange traded futures contracts that provide exposure to movements in the value of bitcoin." Please clarify what is meant by "primarily" or consider removing it.

6.   Page 3. Disclosure states that the Fund, "may also invest in pooled investment vehicles and Canadian-listed funds that provide exposure to bitcoin." At this time, the staff wants to assure that the bitcoin-based underlying investments for a bitcoin strategy ETF would only trade on U.S. regulated exchanges (such as the CME for bitcoin futures). GBTC, which is offered privately and then trades OTC, would not meet that standard, nor would the Canadian bitcoin ETFs or other bitcoin-based "pooled investment vehicles." Please revise disclosure to delete references to Canadian-listed funds and other pooled investment vehicles. Accordingly, please remove references to "Bitcoin Instruments."

7.   Page 3. Disclosure in the third paragraph of this section refers to the "Bitcoin Network" and "software protocols." Please describe these terms using plain English.

8.   Please disclose that the ETF seeks to invest in bitcoin futures so that the total value of the bitcoin to which the Fund has economic exposure is approximately 100% of the <u>net</u> assets of the fund.

9.   Page 3. Please disclose that futures trading includes a degree of leverage.

10.   Page 3. In connection with the ETF's significant holdings of Collateral Instruments, please disclose any parameters regarding credit quality, maturity, or duration.

11.   Page 4. Disclosure states, "Currently, the only such contracts are traded on, or subject to the rules of, the Chicago Mercantile Exchange ("CME")." Please explain the reference to contracts that are not traded on the CME but "are subject to the rules" of the CME.

12.   Please discuss the ETF's investment strategy if Chicago Mercantile Exchange ("CME") position limits are triggered, or if an FCM imposes capacity limits on the ETF, with respect to the ETF's bitcoin futures investments. In addition, please disclose in the summary prospectus the current CME position limits.

13.   Page 4. Disclosure refers to the fund's strategy of rolling bitcoin futures contracts and defines the term contango.

      a.   Please disclose the fund's strategy with respect to the rollover of bitcoin futures contracts, including the contract month the fund plans to invest in and generally how and when the fund expects to roll the contracts. If the fund is unable to provide this disclosure, please explain why.

      b.   Please supplementally provide the staff additional information as to the extent of the roll costs associated with the ETF's bitcoin futures investments.

    c.   Please disclose that bitcoin futures markets have been in contango. In addition, please clarify that the fund's strategy of rolling its futures contracts will likely result in lower returns relative to the returns from a direct investment in bitcoin.

14.   Page 4. Disclosure refers to "certain cash bitcoin exchanges." Please note that in general the trading hours for bitcoin exchanges are 24 hours, 7 days a week. In addition, if true, consider including risk disclosure as to the different trading hours associated with bitcoin futures traded on the CME.

15.   Page 4. The disclosure discusses the ETF's Cayman Island Subsidiary. Please clarify in the fund's principal strategy that the ETF will invest no more than 25% of its assets indirectly through the Subsidiary. Also, clarify the strategy disclosure to explain if the ETF will invest the remainder of its assets, outside of collateral, directly in bitcoin futures.

16.   Please address the following in connection with the Cayman Island Subsidiary:

    a.   Please disclose that the ETF complies with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.

    b.   Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the ETF under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

    c.   Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary.

    d.   Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the ETF.

    e.   Please confirm in correspondence that: (1) the Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the ETF's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

17.   Please supplementally describe the ETF's plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. *See* "Use of Derivatives by Registered Investment Companies and Business Development Companies," Release No. IC-34084 (Nov. 2, 2020). If using relative VaR, please identify the index.

Principal Risks

18.   Page 4. The narrative disclosure notes that principal risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. *See* ADI 2019-08 - Improving Principal Risks Disclosure.

19.   Page 5. Bitcoin Futures Risk disclosure refers to capacity limits and collateral requirements associated with bitcoin futures. Please disclose in the summary prospectus whether there are potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market that would limit the size of the ETF's exposure to bitcoin futures – or the capacity for the ETF and multiple other registered funds. Please provide data analysis to support your conclusions.

20.   Page 5, Bitcoin Investments Risk or Bitcoin Adoption Risk. Please consider including, as relevant, disclosure that addresses the environmental impact of bitcoin mining operations (e.g., some companies have ceased accepting bitcoin for certain kinds of purchases due to environmental concerns regarding bitcoin mining).

21.   Page 5, Bitcoin Investments Risk. The disclosure includes a discussion of Bitcoin Adoption Risk. Please consider disclosing the risk of competing or alternative digital assets impacting the demand for bitcoin.

22.   Pages 6 and 8. As discussed in Comment 6 above, please remove references to Canadian-Listed Funds Risk and Pooled Investment Vehicle Risk from Principal Risks.

23.   Page 7. Disclosure includes Authorized Participant Concentration Risk.

    a. Please supplementally provide to staff information about ETF discussions with potential authorized participants ("APs") including the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the ETF (including information about the identities of such potential APs).

    b. Please describe the discussions the ETF has had with APs and market makers regarding their ability to arbitrage the ETF's holdings in a manner that is expected to keep the ETF's market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody "physical" bitcoin?

    c. Are there any unique considerations/rules from the exchange on which the ETF plans to list that will impact the ETF's ability to pursue its investment strategy; interact with authorized participants; or otherwise impact the ETF's operations?

24.   Page 7. In ETF Risks, please address risks related to cash transactions. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that

it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

25.   Page 9, Subsidiary Investment Risk. Disclosure states that the Subsidiary is not registered under the 1940 Act and is not subject to all of the investor protections of the 1940 Act. As the Subsidiary is wholly-owned by the ETF, and the investors of the ETF will have the investor protections of the 1940 Act, we believe the ETF as a whole—including the Subsidiary—will provide investors with these 1940 Act protections. Please consider whether this disclosure, and any similar disclosure, should be revised.

26.   Page 9, Subsidiary Investment Risk. The disclosure states, "The derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund…." Please delete "generally" or explain why deleting is not necessary.

27.   Page 9, Tax Risk. The ETF discloses, "The Fund intends to treat any income it may derive from Bitcoin Futures received by the Subsidiary as "qualifying income" under the provisions of the Code applicable to RICs." For clarity, please include disclosure indicating that bitcoin futures contracts produce non-qualifying income for purposes of qualifying as a RIC. Please further explain that this is the reason the Fund makes its investments in bitcoin futures contracts through the Subsidiary.

Additional Information about the Fund's Principal Risks

28.   Page 11, Bitcoin Futures Risk.

    a. Please confirm that the ETF will only invest in cash-settled futures traded on an exchange registered with the CFTC (i.e., the ETF will only invest in bitcoin futures that are traded on the CME).

    b. Please disclose in the summary prospectus the impact of high margins on bitcoin futures and the impact on the ETF's ability to achieve its targeted exposure.

    c. Please discuss in the summary prospectus the impact of CME position limits and accountability levels of bitcoin futures contracts on the ETF's ability to pursue its investment strategy and any implications for the ETF's ability to meet the requirements of the 1940 Act and its rules, as well as the impact of any capacity limits that may be imposed by FCMs. Also, please discuss the impact of the CME position limits and accountability levels, given the inability of ETFs to close to new investors should the ETF push up against those limits.

    d. Please supplementally disclose in the summary prospectus any unique contango/rollover risks with bitcoin futures, and provide relevant risk disclosure.

    e. Please confirm whether the ETF plans to take on leverage through futures investing, or otherwise.

    f.   Please discuss in the summary prospectus the potential differences between returns based on the price of bitcoin vs. bitcoin futures (e.g., due to divergence in prices or potential costs associated with futures investing).

    g.   Please supplementally discuss the anticipated impact of the events of May 19, 2021 and September 7, 2021 (i.e., significant drops in the price of bitcoin), if the ETF had been operating.

29.   Page 14, Counterparty Risk. Please clarify in this section that the ETF will only hold bitcoin futures traded on the CME.

Additional Information about the Fund's Principal Risks

30.   Page 16, Liquidity Risk.

    a.   Please supplementally discuss the ETF's anticipated liquidity classification of bitcoin futures and the rationale.

    b.   Please supplementally discuss the ETF's plans for liquidity management, generally, including during both normal and reasonably foreseeable stressed conditions.

    c.   Please supplementally discuss the Board's/ETF's consideration of implementing an open-end strategy.

    d.   Please discuss if there is the potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by your ETF and funds with similar investment strategies?

    e.   Given the inability of ETFs to close to new investors, how will the ETF manage liquidity pressures should the ETF become so large as to require more liquidity to meet potential redemptions than the market can provide?

31.   Page 18, Fund Sponsor. The staff has concerns that the inclusion of "Bitwise" results in a misleading name, given Bitwise's limited role with respect to the fund. Please remove Bitwise from the fund's name and provide the agreement to the staff for review between the fund sponsor and the fund's investment adviser. Please also file the agreement as a material contract.

32.   Page 19, Fair Value Pricing. Please consider whether the discussion should specifically refer to the possibility that the ETF may have to fair value bitcoin futures, for example, if there is a trading halt on the futures or other conditions that would render a market price unavailable or unreliable.

Statement of Additional Information

33.   Page 3+, Description of Permitted Investments. We note disclosure regarding investments which appear irrelevant to the ETF and its investment strategy. Please revise and delete

such disclosure. For example, we note disclosure as to Depositary Receipts, Options and Options on Futures Contracts, Regulation of Derivatives in Europe, Short-sales, Equity Securities, Non-U.S. Securities and Non-U.S. Stock markets.

34.   Page 9. Disclosure refers to the "Derivatives Rule." Please tell us when the ETF plans to implement rule 18f-4. *See* "Use of Derivatives by Registered Investment Companies and Business Development Companies," Release No. IC-34084 (Nov. 2, 2020).

35.   Page 12, Securities Lending. Please explain whether the ETF will engage in securities lending. If not, please clarify the disclosure.

36.   Page 14, Tax Risks. Please revise disclosure that refers to options, hedging transactions and similar investments that are not relevant to the ETF and its investment strategy.

37.   Page 15, Investment Restrictions. The fund has a fundamental investment policy not to concentrate. Please note, this policy appears inconsistent with disclosure on page 4 of the prospectus stating, "The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or Bitcoin Futures." Please reconcile the principal strategy disclosure and concentration policy. The staff believes that investments in bitcoin futures fall within a fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the proposed fund's investment in bitcoin futures and its exposure to bitcoin as result, the staff believes the fund's fundamental concentration policy should be revised to address these investments. The staff notes that a fund may categorize its investments in any reasonable industry, as appropriate.

38.   Page 21, Code of Ethics. Please confirm whether the ETF's code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.

39.   Page 25, Brokerage Transactions. This section does not appear to be tailored to the ETF and its investment strategy. Please revise.

40.   Page 29, Acceptance of Orders of Creation Units. Disclosure states, "The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation…."

   a.   Please delete or supplementally explain the legal basis for the statement that the fund may suspend creations. In proposing rule 6c-11, the Commission has stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange-Traded Funds," Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11." See "Exchange-Traded Funds," Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question appears sufficiently broad to run counter to the Commission's position.

b. Additionally, the staff would like to better understand the circumstances surrounding the provisions that would allow for the suspension of creations if, "(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund." Please provide additional explanation of this items.

41. Federal Income Taxes, page 36. Disclosure refers to the ETFs investments in passive foreign investment companies, also known as PFICs. Please explain the relevance of this disclosure or delete.

Part C: Other Information

42. Page 4, Exhibits. Please file the finalized exhibits once they are available.

* * *

Responses to this letter should be made in a letter to me filed on Edgar. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Although we have completed our initial review, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. You should be prepared to delay the effectiveness of this filing until the staff's comments are resolved.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel

cc: Jennifer McHugh, Senior Special Counsel
        Keith O'Connell, Branch Chief
        Michael Spratt, Assistant Director